MONTHLY REPORT - June, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $   4,777,650     17,516,379

   Change in unrealized gain (loss) on open         (14,173,326)    (9,559,634)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.         47,590       (187,964)
         Treasury obligations

    Interest income                                     261,476      1,792,371

    Foreign exchange gain (loss) on margin             (165,615)      (245,181)
       deposits
                                                   ------------   ------------
Total: Income                                        (9,252,225)     9,315,971

Expenses:
   Brokerage commissions                              4,560,982     28,984,332

   Management fee                                         8,635         40,233

   20.0% New Trading Profit Share                             0              0

   Custody fees                                          41,774         82,386

   Administrative expense                               189,380      1,143,924
                                                   ------------   ------------
Total: Expenses                                       4,800,771     30,250,875

Net Income (Loss) - June, 2010	                  $ (14,052,996)   (20,934,904)

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (702,832.895       $ 11,143,279     832,673,750    843,817,029
   units) at May 31, 2010
Addition of 1,065.199 units on                0       1,291,672      1,291,672
   June 1, 2010
Redemption of (5,352.869) units              (0)     (6,316,921)    (6,316,921)
   on June 30, 2010+
Net Income (Loss) - June, 2010         (127,551)    (13,925,445)   (14,052,996)
                                   -------------  -------------   ------------

Net Asset Value at June 30,
2010 (698,751.334 units inclusive
of 206.109 additional units)	   $ 11,015,728     813,723,056    824,738,784
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST June 2010 UPDATE

            June      Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1   (1.69)%       (2.63)%      $   1,180.10   694,488.286  $ 819,566,364
Series 2   (1.33)%       (5.13)%*     $   1,212.59        64.614  $      78,350
Series 3   (1.31)%       (0.66)%      $   1,213.33     4,198.434  $   5,094,070

*Year to Date ROR for Series 2 Units is from April 1, 2010, the date such units were first issued.


+ Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 July 8, 2010


Dear Investor:

Financial and commodity markets were dogged by a plethora of uncertainties in June. Is inflation or deflation to be feared? Is growth slowing temporarily or are we facing the second leg of a double-dip recession? Will government fiscal policies focus on supporting aggregate demand or on reducing deficits and borrowing? How will changes in financial regulations worldwide impact business growth potential? How will Europe's sovereign debt crisis play out? In this environment, risk aversion was paramount in the motivations of traders and investors, and market prices were volatile with limited trends, particularly in the currency and commodity sectors. Profits from interest rate futures trading were narrowly outweighed by moderate losses from currency, commodity and stock index trading as prices vacillated nervously.

Faltering economic growth in the U.S., Europe and Asia fueled a continuing rally in the government debt of countries deemed relatively sound. The interest rate declines generated profits on long positions in note and bond futures of Germany, Great Britain, Japan, Canada and the U.S., and long positions in British and U.S. short-term interest rate futures. On June 23, the Federal Reserve reiterated its pledge to keep its benchmark rate at a record low for an "extended period," adding impetus to the rally in these instruments.

The Chinese central bank announced that it would move toward a more flexible foreign exchange rate policy, but the announcement didn't prove to be of immediate great significance in FX markets. Also, the Swiss National Bank abandoned its intervention policy which had been designed to suppress appreciation of the franc. Long positions in economically sensitive, high yield currencies like the Canadian, Australian, and New Zealand dollars generated small losses; and short positions in currencies which have been weak -the Swiss franc and British pound -rallied, also generating small losses. Weakness in the Canadian, Australian and New Zealand dollars also generated small losses in cross rate trading.

Equities weakened further in June with the month ending on a particularly weak note. The Trust maintained relatively light net long positions in stock index futures in June and sustained moderate losses in British, French, Japanese and U.S. indices. Long positions in most of the Asian and European indices were flat.

Metal trading was about flat in June. Long positions in gold and silver generated small profits and long positions in copper and nickel and a short position in aluminum generated small losses.

Energy trading was also uneventful in June. Long positions in Brent and WTI crude oil, heating oil and reformulated gasoline blendstock (RBOB) generated very small losses.

Returns in agricultural commodities were slightly negative. The only significant market was sugar which rallied against the Trust's short position. Corn rallied on the last day of the month as planted acreage was lower than expected, changing the Trust's gain on a short position into a small loss.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman